EXHIBIT 99.26

MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:	NAME AND ADDRESS OF COMPANY

Fortuna Silver Mines Inc.
355 Burrard Street, Suite 840
Vancouver, BC V6C 2G8

ITEM 2:	DATE OF MATERIAL CHANGE

December 1, 2010

ITEM 3:	NEWS RELEASE

December 1, 2010, via CNW.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

The Company has entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. and including CIBC World Markets, BMO Capital Markets and Cormark Securities Inc. (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus 10,000,000 common shares of the Company at a price of $4.00 per share for gross proceeds of $40,000,000 (the “Underwritten Offering”).  In addition, the Company will grant the Underwriters an over-allotment option, exercisable prior to the closing of the Underwritten Offering, to purchase from the Company up to an additional 1,500,000 Common Shares at $4.00 per share to raise additional gross proceeds of up to $6,000,000 (the “Over-Allotment Option”, and together with the Underwritten Offering, the “Offering”).

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

The Company has entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. and including CIBC World Markets, BMO Capital Markets and Cormark Securities Inc. (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus 10,000,000 common shares of the Company at a price of $4.00 per share for gross proceeds of $40,000,000 (the “Underwritten Offering”).  In addition, the Company will grant the Underwriters an over-allotment option, exercisable prior to the closing of the Underwritten Offering, to purchase from the Company up to an additional 1,500,000 Common Shares at $4.00 per share to raise additional gross proceeds of up to $6,000,000 (the “Over-Allotment Option”, and together with the Underwritten Offering, the “Offering”).

Closing of the Offering is anticipated to occur on or before December 23, 2010 and is subject to certain conditions including, but not limited to, the completion of satisfactory due diligence by the Underwriters and the receipt of applicable regulatory approvals including approval of the Toronto Stock Exchange.

The proceeds of the financing will be used to fund ongoing exploration activities at the San Jose Project, development costs of its operations and for general corporate purposes.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

Jorge Ganoza, President & CEO Telephone: 604-682-1545

ITEM 9:	DATE OF REPORT

December 8, 2010